FORM 5

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden
hours per response...1.0

9 Form 3 Holdings Reported

9 Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol PACIFIC CMA, INC. "PCCM"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X Director __ 10% Owner _X Officer (give title ___ Other (specify below) below) PRESIDENT
(Last)(First)(Middle) TURNER, SCOTT	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
Airgate Corp., 153-04 Rockaway Blvd. Jamaica, NY 11434 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	

1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)					
			Amount	(A) or (D)	Price			
COMMON STOCK	5/2002	P	850,000	A	*	850,000	D	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: *The shares were issued pursuant to a Stock Purchase Agreement dated April 30, 2002, by and among Pacific CMA International, LLC, a Colorado limited liability company ("Purchaser"), Pacific CMA, Inc., a Colorado corporation ("Guarantor"), Airgate International Corp., a New York corporation (the "Company"), Thomas Zambuto, an individual, and Scott Turner, an individual. The shares had a market value of $0.51 per share at the date of the Agreement.

By: /S/ SCOTT TURNER   1/20/2003

**Signature of Reporting Person   Date